UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ReneSola Ltd
(Exact name of registrant as specified in its charter)

British Virgin Islands	001-33911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 8 Baoqun Road Yaozhuang Town Jiashan County Zhejiang Province 314117 People’s Republic of China
(Address of principal executive offices)	(Zip Code)

Yuanyuan (Maggie) Ma, Chief Financial Officer
Rebecca Shen, Investor Relations
Tel: (+86) 21 6280 9180

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

ReneSola Ltd (“ReneSola”) is a leading fully-integrated solar project developer and provider of energy-efficient products based in China. Capitalizing on its proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging its in-house polysilicon, wafer and module manufacturing capabilities, ReneSola provides high quality, cost competitive solar power products and processing services to a global network of suppliers and customers, which includes leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules. ReneSola also constructs and sells solar power products in various countries around the world.

The disclosures herein for the reporting period from January 1, 2016 to December 31, 2016 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

ReneSola has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

- compiled a list of materials and equipment used during the production of its products;

- determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by ReneSola (“necessary conflict minerals”);

- identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

- requested that the Suppliers in Concern provide confirmation detailing where they obtained their products and materials that contained conflict minerals and requested that they provide certificates or confirmation of origin for these products and materials; and

- analyzed whether the necessary conflict minerals used by ReneSola during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

ReneSola determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured were tin and tungsten. Solder strip used in the production of modules use tin as one of the raw materials. Tungsten-steel die and blank die used in production of steel rods to slice wafer use tungsten as one of the raw materials. ReneSola has made inquiries with all its suppliers of solder strip, tungsten-steel die and blank die about the source of the tin and tungsten used in their products and have obtained confirmation as to the origin for the tin and tungsten contained in their products. ReneSola does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on ReneSola’s reasonable country of origin inquiry, ReneSola has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

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Link to ReneSola’s Investor Relations Website

This specialized disclosure report on Form SD can be accessed on ReneSola’s investor relations website at http://ir.renesola.com/phoenix.zhtml?c=210622&p=irol-irhome.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Exhibits

Item 2.01.	Exhibits

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 31, 2017

[Signature Page to Form SD]